UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
 Amendments Thereto Filed Pursuant to Rule 13d-2(a)
Actions Semiconductor Co., Ltd.
(Name of Issuer)

Ordinary Shares, Par Value US$0.000001 per share
 (Title of Class of Securities)

00507E107
 (CUSIP Number)
Niccolo CHEN
Room 906, 9/F No.2, Lane 150, Sec. 5 Xinyi Road
Xinyi District
Taipei City 110
Taiwan (Republic of China)
 Tel No. (886) 227 585 565 ext 511
With a copy to:

Virginia Tam
K&L Gates LLP
44th Floor, Edinburgh Tower, The Landmark
15 Queen’ Road Central
Hong Kong
 Tel. No. (852) 2230.3535
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507E107
1.	Names of Reporting Persons Supernova Investment Inc.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,072,634 ordinary shares. Mr. CHEN, Hsuan-Wen (aka Niccolo CHEN) may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,072,634 ordinary shares. Mr. CHEN, Hsuan-Wen (aka Niccolo CHEN) may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,072,634 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.92%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons Surrey Glory Investments Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,276,664 ordinary shares(1). Mr. CHANG Yung Sen may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,276,664 ordinary shares(1). Mr. CHANG Yung Sen may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,276,664 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.37%(2)
14.	Type of Reporting Person CO

--
(1) In the form of 2,379,444 American depository shares, each representing six ordinary shares.

(2) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Yung Sen
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,276,664(1) ordinary shares. Surrey Glory Investments Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,276,664(1) ordinary shares. Surrey Glory Investments Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,276,664 ordinary shares.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.37%(2)
14.	Type of Reporting Person IN

--
(1) In the form of 2,379,444 American depository shares, each representing six ordinary shares.

(2) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHEN, Hsuan-Wen (aka Niccolo CHEN)
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,072,634 ordinary shares. Supernova Investment Inc. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,072,634 ordinary shares. Supernova Investment Inc. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,072,634 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.92%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons Tongtong Investment Holding Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,061,000 ordinary shares. Mr. LEE, Yun-Chin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,061,000 ordinary shares. Mr. LEE, Yun-Chin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,061,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.91%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons LEE, Yun-Chin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,061,000 ordinary shares. Tongtong Investment Holding Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,061,000 ordinary shares. Tongtong Investment Holding Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,061,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.91%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons Perfectech International Ltd
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,069,237 ordinary shares. Mr. Lewis Chi-Tak LO may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,069,237 ordinary shares. Mr. Lewis Chi-Tak LO may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,069,237 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.92%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons Lewis Chi-Tak LO
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,069,237 ordinary shares. Perfectech International Ltd may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,069,237 ordinary shares. Perfectech International Ltd may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,069,237 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.92%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons Allpremier Investment Ltd
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,986,442 ordinary shares. Ms. MA Yingna may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,986,442 ordinary shares. Ms. MA Yingna may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,986,442 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.88%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons MA Yingna
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,986,442 ordinary shares. Allpremier Investment Ltd may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,986,442 ordinary shares. Allpremier Investment Ltd may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,986,442 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.88%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons Octovest International Holding Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,100,000 ordinary shares. Mr. PAN, I-Ming (aka Robin PAN) may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,100,000 ordinary shares. Mr. PAN, I-Ming (aka Robin PAN) may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.93%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons PAN, I-Ming (aka Robin PAN)
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,100,000 ordinary shares. Octovest International Holdings Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,100,000 ordinary shares. Octovest International Holdings Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.93%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons Ventus Corporation
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Belize
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,450,000 ordinary shares. Mr. TANG Hsin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,450,000 ordinary shares. Mr. TANG Hsin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.68%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

CUSIP No. 00507E107
1.	Names of Reporting Persons TANG Hsin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,450,000 ordinary shares. Ventus Corporation may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,450,000 ordinary shares. Ventus Corporation may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.68%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,898,800 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Reporting Persons’ formation of a “group” in relation to ordinary shares of Actions Semiconductor Co., Ltd. (the “Issuer”)

Item 1.           Security and Issuer

The title and class of equity securities to which this Schedule 13D relates are the ordinary shares, par value $0.000001 per share (the “Ordinary Shares”), of the Issuer.  American depositary shares (“ADSs”), each representing six Ordinary Shares, are traded on the NASDAQ Global Market. The address of the principal executive offices of the Issuer is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Item 2.           Identity and Background

This Schedule 13D is filed jointly by the corporate entities (the “Holding Companies”) and their respective controlling persons (the “Controlling Persons” and together with the Holding Companies, the “Reporting Persons”) below:

Holding Companies:

	Name	Jurisdiction of incorporation
1	Surrey Glory Investments Limited (“Surrey Glory”)	British Virgin Islands
2	Supernova Investment Inc. (“Supernova”)	Mauritius
3	Tongtong Investment Holding Co., Ltd. (“Tongtong”)	Mauritius
4	Perfectech International Ltd (“Perfectech”)	Mauritius
5	Allpremier Investment Ltd (“Allpremier”)	British Virgin Islands
6	Octovest International Holding Co., Ltd. (“Octovest”)	Mauritius
7	Ventus Corporation (“Ventus”)	Belize

Controlling Persons:

	Name	Citizenship
1	CHANG Yung Sen	Republic of China
2	CHEN, Hsuan-Wen (aka Niccolo CHEN)	Republic of China
3	LEE, Yun-Chin	Republic of China
4	Lewis Chi-Tak LO	United Kingdom
5	MA Yingna	People’s Republic of China
6	PAN, I-Ming (aka Robin PAN)	Republic of China
7	TANG Hsin	Republic of China

Each Reporting Person that is a corporate entity was formed solely for the purpose of investment holding. The business address, as well as the principal occupation and citizenship of each director and executive officer (if applicable), of each Reporting Person is set forth in Schedule A.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares (including Ordinary Shares represented by ADSs) that are held by other

Reporting Persons. None of the Controlling Persons own securities of the Issuer directly, and each disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Holding Company that he/she controls, except to the extent of his/her pecuniary interest therein.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

The Ordinary Shares that the Reporting Persons beneficially own were acquired in connection with the incorporation of the Issuer prior to the registration of the Issuer’s securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”).

Item 4.           Purpose of Transaction

On May 18, 2016, the Holding Companies entered into a consortium agreement (the “Consortium Agreement”) to memorialize their agreement to work exclusively with each other for the next 12 months (the “Exclusivity Period”) for the purpose of acquiring the remaining equity interests in the Issuer through a merger transaction (the “Privatization”). The Consortium Agreement provides that:

•	Supernova shall be the representative of the Consortium;

•	Supernova shall have primary responsibility in evaluating the business, financial and legal aspects of the Issuer and in structuring, negotiating and finalizing the definitive terms of the Privatization;

•	Supernova shall have the discretion to invite other shareholders of the Issuer to join the Consortium;

•	Each Holding Company shall work in good faith to agree on, and execute, definitive transaction documents presented by Supernova;

•	Each Holding Company shall share all fees, costs and other transaction expenses with other members of the Consortium on a pro rata basis based on the number of Ordinary Shares (including Ordinary Shares underlying ADSs, if any) held by it;

•	No Holding Companies shall dispose, directly or indirectly, any equity interest in the Issuer during the Exclusivity Period;

•	Each Holding Company shall vote its Ordinary Shares (including Ordinary Shares underlying ADSs, if any) in favor of the Privatization; and

•	No Holding Company shall take any actions that will have the effect of facilitating a competing proposal.

On May 19, 2016, Supernova submitted a preliminary, non-binding proposal (the “Proposal”) to the board of directors of the Issuer, setting forth the Consortium’s offer to acquire all issued and outstanding shares of the Issuer not owned by the Holding Companies for $2.00 in cash per ADS (or $ 0.333 in cash per Ordinary Share) through the Privatization. The Proposal provides that no binding obligation on the part of the Issuer or the Consortium with respect to the Privatization shall arise unless and until definitive agreements have been executed.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal themselves, each of which are attached hereto as exhibits and incorporated by reference as if set forth in their entirety herein.

If the Privatization is carried out and consummated, the ADSs will no longer be traded on the NASDAQ Global Market and the registration of the Ordinary Shares and the ADSs under Section 12 of the Act will be terminated.  The Reporting Persons, however, cannot assure that any proposal, any definitive agreement or any transaction relating to the Privatization will be entered into or be consummated.  Further, the Reporting Persons may change their plans and intentions in connection with any of the matters discussed in this Item 4.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plan or proposal that would relate to, or would result in, any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D (although they reserve the right to formulate such plans).

Item 5.           Interest in Securities of the Issuer

(a)-(b)           The following contained on each of the cover pages of this Schedule 13D and the information set forth in Items 2, 3, 4 and 6 are incorporated herein by reference. The following table sets forth each Reporting Person’s interest in the securities of the Issuer as of the date hereof:

	Name of Reporting Person	Ordinary Shares in which the Reporting Person has shared voting and dispositive power*	Beneficial Ownership Percentage
1	Surrey Glory	14,276,664	5.37%
1a	CHANG Yung-Sen	14,276,664	5.37%
2	Supernova	13,072,634	4.92%
2a	CHEN, Hsuan-Wen (aka Niccolo CHEN)	13,072,634	4.92%
3	Tongtong	13,061,000	4.91%
3a	LEE, Yun-Chin	13,061,000	4.91%
4	Perfectech	13,069,237	4.92%

4a	Lewis Chi-Tak LO	13,069,237	4.92%
5	Allpremier	12,986,442	4.88%
5a	MA Yingna	12,986,442	4.88%
6	Octovest	13,100,000	4.93%
6a	PAN, I-Ming (aka Robin PAN)	13,100,000	4.93%
7	Ventus	12,450,000	4.68%
7a	TANG Hsin	12,450,000	4.68%

* including ordinary shares and underlying ADSs.

The percentages were based on 265,898,800 Ordinary Shares outstanding as of September 30, 2015, based on the information in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

To the extent a Reporting Person has one or more Controlling Person(s), those Controlling Persons may be deemed to share voting and dispositive power over the Ordinary Shares held by that Reporting Person.

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d) of the Act as a result of the Holding Companies’ entering into the Consortium Agreement and the submission of the Proposal.  However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares and ADSs held by other Reporting Persons for purpose of Section 13(d) of the Act or for any other purpose.

(c)           To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4, 5 and 7 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.           Material to Be Filed as Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement by and between the Reporting Persons, dated May 18, 2016.

Exhibit 2	Consortium Agreement by and among the Holding Companies, dated May 18, 2016.

Exhibit 3	Proposal Letter to the board of directors of the Issuer from Supernova, dated May 19, 2016.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 19, 2016
SURREY GLORY INVESTMENTS LIMITED

By:	/s/ CHANG Yung Sen
Name: CHANG Yung Sen
Its: Sole director

CHANG YUNG SEN

/s/ CHANG Yung Sen

SUPERNOVA INVESTMENT INC.

By:	/s/ CHEN, Hsuan-Wen
Name: CHEN, Hsuan-Wen (aka Niccolo CHEN)
Its: Sole director

CHEN, HSUAN-WEN (aka NICCOLO CHEN)

/s/ CHEN, Hsuan-Wen

TONGTONG INVESTMENT HOLDING CO., LTD.

By:	/s/ LEE, Yun-Chin
Name: LEE, Yun-Chin
Its: Sole director

LEE, YUN-CHIN

/s/ LEE, Yun-Chin

PERFECTECH INTERNATIONAL LTD

By:	/s/ Lewis Chi-Tak LO
Name: Lewis Chi-Tak LO
Its: Sole director

LEWIS CHI-TAK LO

/s/ Lewis Chi-Tak LO

ALLPREMIER INVESTMENT LTD

By:	/s/ MA Yingna
Name: MA Yingna
Its: Sole director

MA YINGNA

/s/ MA Yingna

OCTOVEST INTERNATIONAL HOLDING CO., LTD.

By:	/s/ PAN, I-Ming
Name: PAN, I-Ming (aka Robin PAN)
Its: Sole director

PAN, I-MING (aka Robin PAN)

/s/ PAN, I-Ming

VENTUS CORPORATION

By:	/s/ TANG Hsin
Name: TANG Hsin
Its: Sole director

TANG HSIN

/s/ TANG Hsin

ANNEX A
BUSINESS ADDRESSES, EXECUTIVE OFFICERS AND DIRECTORS
 OF THE REPORTING PERSONS

I.	HOLDING COMPANIES

1
Surrey Glory

The business address of Surrey Glory is Room 906, 9F. No.2, Lane 150, Sec. 5,  Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (Republic of China).

Surrey Glory’s sole director is Mr. CHANG Yung Sen, whose principal occupation and citizenship are set forth below. Mr. CHANG shares the same business address with Surrey Glory.

2
Supernova

The business address of Supernova is Room 906, 9F. No.2, Lane 150, Sec. 5,  Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (Republic of China).

Supernova’s sole director is Mr. CHEN, Hsuan-Wen (aka Niccolo CHEN), whose principal occupation and citizenship are set forth below. Mr. CHEN shares the same business address with Supernova.

3
Tongtong

The business address of Tongtong is Room 906, 9F. No.2, Lane 150, Sec. 5,  Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (Republic of China).

Tongtong’s sole director is Mr. LEE, Yun-Chin, whose principal occupation and citizenship are set forth below. Mr. LEE shares the same business address with Tongtong.

4
Perfectech

The business address of Perfectech is Room 906, 9F. No.2, Lane 150, Sec. 5,  Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (Republic of China).

Perfectech’s sole director is Mr. Lewis Chi-Tak LO, whose principal occupation and citizenship are set forth below. Mr. LO shares the same business address with Perfectech.

5
Allpremier

The business address of Allpremier is Room 906, 9F. No.2, Lane 150, Sec. 5,  Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (Republic of China).

Allpremier’s sole director is Ms. MA Yingna, whose principal occupation and citizenship are set forth below. Ms. MA shares the same business address with Allpremier.

6	Octovest The business address of Octovest is Room 906, 9F. No.2, Lane 150, Sec. 5, Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (Republic of China).

Octovest’s sole director is Mr. PAN, I-Ming (aka Robin PAN), whose principal occupation and citizenship are set forth below. Mr. PAN shares the same business address with Octovest.
7
Ventus

The business address of Ventus is 10F-3, No. 882, Sec. 2, Guangfu Road, East District, HsinChu City, Taiwan (Republic of China).

Ventus’ sole director is Mr. TANG Hsin, whose principal occupation and citizenship are set forth below. Mr. TANG shares the same business address with Ventus.

Unless specified otherwise, none of the Reporting Persons have any executive officers. All of the directors and executive officers of a Reporting Person shares the same business address of that Reporting Person.

II.	CONTROLLING PERSONS

The business address, principal occupation and citizenship of each Controlling Person is set forth under his/her Holding Company in Section I above.

1a	CHANG Yung Sen
	Business Address	Principal Occupation	Citizenship
	Room 906, 9F. No.2, Lane 150, Sec. 5 Xinyi Rd., Xinyi District Taipei City 110, Taiwan (Republic of China)	Entrepreneur	Republic of China
2a	CHEN, Hsuan-Wen (aka Niccolo CHEN)
	Business Address	Principal Occupation	Citizenship
	Room 906, 9F. No.2, Lane 150, Sec. 5 Xinyi Rd., Xinyi District Taipei City 110, Taiwan (Republic of China)	Consultant	Republic of China
3a	LEE Yun-Chin
	Business Address	Principal Occupation	Citizenship
	Room 906, 9F. No.2, Lane 150, Sec. 5 Xinyi Rd., Xinyi District Taipei City 110, Taiwan (Republic of China)	Entrepreneur	Republic of China

4a	Lewis Chi-Tak LO
	Business Address	Principal Occupation	Citizenship
	Room 906, 9F. No.2, Lane 150, Sec. 5 Xinyi Rd., Xinyi District Taipei City 110, Taiwan (Republic of China)	Entrepreneur	United Kingdom
5a	MA Yingna
	Business Address	Principal Occupation	Citizenship
	Room 906, 9F. No.2, Lane 150, Sec. 5 Xinyi Rd., Xinyi District Taipei City 110, Taiwan (Republic of China)	Entrepreneur	People’s Republic of China
6a	PAN, I-Ming (aka Robin PAN)
	Business Address	Principal Occupation	Citizenship
	Room 906, 9F. No.2, Lane 150, Sec. 5 Xinyi Rd., Xinyi District Taipei City 110, Taiwan (Republic of China)	Entrepreneur	Republic of China
7a	TANG Hsin
	Position	Principal Occupation	Citizenship
	10F-3, No. 882 Sec. 2, Guangfu Road East District HsinChu City, Taiwan (Republic of China)	Entrepreneur	Republic of China

 EXHIBIT INDEX

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated May 18, 2016.

Exhibit 7.02	Consortium Agreement by and among the Holding Companies, dated May 18, 2016.

Exhibit 7.03	Proposal Letter to the board of directors of the Issuer from Supernova, dated May 19, 2016.